355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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July 11, 2014	Chicago	Paris
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Kristi Marrone	Hamburg	San Francisco
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Division of Corporation Finance	London	Singapore
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Milan

Re:                             Sunstone Hotel Investors, Inc.

Form 10-K

Filed February 25, 2014

File No. 1-32319

Sunstone Hotel Investors, Inc.

Schedule 14A

Filed March 25, 2014

File No. 1-32319

Dear Ms. Marrone,

On behalf of Sunstone Hotel Investors, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 23, 2014, with respect to the Company’s Annual Report on Form 10-K and Proxy Statement on Schedule 14A for the year ended December 31, 2013.  For your convenience, the Staff’s comments are set forth below in italics, followed by the Company’s responses.

Comments

Operating Activities, page 37

1.              We refer to your table on page 44 where you reconcile FFO to net income. We note that your reconciliation adjusts for preferred stock dividends and redemption charges, which is inconsistent with the measure as defined by NAREIT. In future Exchange Act reports, please revise to remove this adjustment and confirm that your FFO measure is as defined by NAREIT. Alternatively, please rename the performance indicator.

Response

The Company intends to rename its presentation of FFO to be “FFO available to common stockholders” and will reconcile that metric to net income.  The Company will also disclose that the metric is not the same as FFO as defined by NAREIT.  The revised presentation for the year ended December 31, 2013 is as follows (in thousands):

Net income	$70,001
Preferred stock dividends and redemption charges	(19,013)
Operations held for investment:
Real estate depreciation and amortization	136,047
Amortization of lease intangibles	4,112
Gain on sale of assets, net	(12)
Non-controlling interests:
Income from consolidated joint venture attributable to non-controlling interest	(4,013)
Real estate depreciation and amortization	(3,956)
Discontinued operations:
Gain on sale of assets	(51,620)
FFO available to common stockholders	$131,546

If the Company determines to present FFO as defined by NAREIT in the future, it will provide a similar reconciliation to net income.

4. Discontinued Operations, page F-22

2.              We note that a gain of $51.6 million was recognized for the sale of the Rochester Portfolio. Please provide us with your analysis of how you calculated and determined the accounting for the gains in the transaction, including the gains that were deferred. Please cite the applicable guidance in your response. In addition, please expand upon the redemption terms of the Preferred Equity Investment.

Response

The Rochester Portfolio (or the “Portfolio”) is comprised of four hotels (the “Rochester Hotels”) and one commercial laundry facility located in close proximity to the Mayo Clinic in Rochester, Minnesota. Three of the hotels and the commercial laundry facility were purchased by the Company’s Predecessor in 1999. The remaining hotel was developed by the Company in 2004. Due to the Company’s long-term holding period for the Rochester Portfolio, the net book value of these assets on the disposition date was $130.0 million, net of accumulated depreciation of $86.4 million.

The Company obtained a gross selling price of $230.0 million for the Rochester Portfolio due in part to the Portfolio’s close proximity to the Mayo Clinic as well as to the Buyer’s personal involvement in the region. The Buyer plans to capitalize on his hospital/health system background to increase profitability by better integrating the hotel guest/hospital patient experience.

The Company used the guidance presented in ASC 360-20-40-3 to determine whether profit should be recognized in full when the Rochester Portfolio was sold. As profit from the sale was determinable, collectability was reasonably assured and the earnings process was virtually complete since the Company was not obliged to perform significant activities after the sale to earn the profit, the sale met the criteria to be recognized using the full accrual method outlined as follows (in millions):

Gross selling price	$230.0
Less: Net book value of Rochester Portfolio	(130.0)
Less: Transaction costs	(5.7)
Less deferred gain: Preferred Equity Investment	(25.0)
Less deferred gain: Working capital advance	(3.7)
Less deferred gain: Pension liability	(14.0)
Net gain on sale	$51.6

Upon sale of the Rochester Portfolio, the Company retained a $25.0 million preferred equity investment (the “Preferred Equity Investment”) in the Rochester Hotels that yields an 11% dividend. The Preferred Equity Investment is perpetual in nature and has no participating or voting rights related to the entity that purchased the Rochester Hotels. It receives no allocation of income or losses and only receives the 11% preferred dividend. In addition, the Preferred Equity Investment and related dividend are subordinate to the first mortgage on the Portfolio. The Preferred Equity Investment may be redeemed upon certain defaults such as defaults upon the terms of the first mortgage on the Portfolio, the Portfolio’s third-party management agreement and the Portfolio’s franchise agreement. In the event of an uncured default, the Company may force the Buyer to sell the Portfolio for at least its appraised value to the highest bidder, in which case a portion of the sale proceeds would be used to redeem the Preferred Equity Investment. The Buyer may, but is not obligated to, redeem the Preferred Equity Investment at any time. In addition, the Preferred Equity Investment may be redeemed upon the Buyer’s sale of the Portfolio. Under no circumstances will the Portfolio revert back to the Company, nor does the Company have any option to repurchase the Portfolio under any contractual agreement.

Based on the above, the Company has determined that the Preferred Equity Investment is in substance an earn-out provision. The Company used the guidance presented in ASC 360-20-40-64 for circumstances whereby the seller participates in future profits from the property without risk of loss to determine that any redemption payments received from the Preferred Equity Investment represent contingent future profits that shall be recognized when they are realized. As such, the Company deferred $25.0 million in gain, which will be recognized if and when the Preferred Equity Investment is redeemed. The Preferred Equity Investment is recorded at face value on the Company’s consolidated balance sheet net of the deferred gain, resulting in a net book value of zero on the Company’s consolidated balance sheet as of December 31, 2013.

The Company provided the Buyer of the Rochester Portfolio a $3.7 million working capital advance upon sale of the Portfolio. The Company used the guidance presented in ASC 360-20-40-13(c) to determine that the $3.7 million loan to the Buyer shall not be included as part of the Buyer’s initial investment. The working capital advance is accounted for similarly to the Preferred Equity Investment as the working capital advance is subordinate to even the Preferred Equity Investment. Therefore, the Company recorded the $3.7 million receivable from the Buyer net of the deferred gain, resulting in a net book value of zero on the Company’s consolidated balance sheet as of December 31, 2013. The gain will be deferred until the working capital advance is repaid.

Upon sale of the Rochester Portfolio, the Company also retained a liability not to exceed $14.0 million related to the Rochester Portfolio’s pension plan, which could be triggered in certain circumstances, including termination of the pension plan. The Company used the guidance presented in ASC 360-20-40-37 to determine that gain should be deferred based on the Company’s maximum exposure to loss. The $14.0 million gain will be deferred until the Company is released from its contractual guarantee to the third-party management company. The Company’s liability is included in other liabilities on the Company’s consolidated balance sheet as of December 31, 2013.

The Company used the guidance presented in ASC 360-20-40-15 and 40-16 to determine that if all cash was received for the full sales price of the property and the Company is not at risk to financing, the Buyer’s commitment to pay for the property is not a factor in the Company’s profit recognition, and the initial and continuing investment tests are not applicable. Therefore, the Company recognized net proceeds from the Rochester Portfolio sale based on the actual net cash received from the transaction. The net proceeds received and net gain recorded from the sale of the Rochester Portfolio are as follows (in millions):

Gross selling price	$230.0
Less deferred gain: Preferred Equity Investment	(25.0)
Less deferred gain: Working capital advance	(3.7)
Less: Transaction costs	(5.7)
Net proceeds received	195.6

Less: Net book value of Rochester Portfolio	(130.0)
Less deferred gain: Pension liability	(14.0)
Net gain on sale	$51.6

Schedule 14A

General

3.              In future Exchange Act reports, please revise the “say on pay” proposal to comply with Compliance and Disclosure Interpretations Exchange Act Rules 169.07.

Response

With respect to any future “say on pay” proposal contained in Exchange Act reports, the Company will comply with Compliance and Disclosure Interpretations Exchange Act Rules 169.07.

*                                         *                                         *                                         *                                         *

In connection with this response, the Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc:                                Bryan Giglia, Senior Vice President & Chief Financial Officer, Sunstone Hotel Investors, Inc.

David Sloan, Senior Vice President & General Counsel, Sunstone Hotel Investors, Inc.